                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1
                              INFORMATION STATEMENT
        PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                            DEEP WELL OIL & GAS, INC.
        (Exact name of registrant as specified in its corporate charter)

                                     0-24012
                               Commission File No.

             Nevada                                   13-3087510
     (State of Incorporation)             (IRS Employer Identification No.)

                         Suite 3175 246 Stewart Green SW
                         Calgary, Alberta T3H 3C8 Canada
                     Address of principal executive offices)

                                 (403) 686-6104
                           (Issuer's telephone number)

                            DEEP WELL OIL & GAS, INC.
                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                                     GENERAL
Pursuant to Section 14(f) of the Securities and Exchange Act of 1934 ("Exchange
Act") and Rule 14f-1 thereunder, we are sending this Information Statement to all record stockholders of DEEP WELL OIL & GAS, INC., a Nevada corporation
("us," "we," "our," or "the Company"), in connection with our new Board of
Directors, as follows:
     o    Horst A. Schmid      Chairman of the Board of Directors
     o    Steven P. Gawne      Chief Executive Officer, President, Director
     o    Curtis J.  Sparrow   Secretary, Treasurer, Chief Financial Officer,
                               Director
     o    Leonard F. Bolger    Director

On February 6, 2004, our sole officer and director and majority shareholder,
David Roff, sold: (a) 1,925,000 shares of our common stock to Nearshore
Petroleum Corporation, a private corporation registered in Alberta, Canada, which is owned and controlled by Steven Gawne and his wife, Rebekah Joy Gawne, in exchange for an aggregate of $481.25 or $0.00025 per share; and (b) 1,925,000 shares of our common stock to 1089144 Alberta Ltd., a private corporation registered in Alberta, Canada, which is 50% owned by Cassandra Doreen Brown and
50% owned by Elissa Alexandra Brown, both of whom are the daughters of our Chief
Operating Officer, John F. Brown, in exchange for an aggregate of $481.25 or
$0.00025 per share. After David Roff's sales to Nearshore Petroleum Corporation and 1089144 Alberta Ltd., he holds 150,000 shares of our common stock. As a result of these transactions, a change of the voting control of our common stock occurred. Steven Gawne, our President, through his control of Nearshore
Petroleum Corporation, now controls 15.6% of our voting shares. In connection with these transactions, David Roff resigned as our sole officer and director;
as a result of Mr. Roff's resignation and in accordance with the September 10,
2003 Order and Plan of Reorganization issued by the U.S. Bankruptcy Court in and for the Eastern District of New York, In re: Allied Devices Corporation et. al.,
(Chapter 11, Case No. 03-80962-511), Champion Equities, a Utah limited liability company controlled by Radd Berrett, an individual, appointed Steven Gawne,
Curtis Sparrow, Dr. Horst A. Schmid and Len Bolger to our Board of Directors. As
a result, a change in our Board of Directors also occurred. Our new Board of
Directors appointed Steven Gawne as Chief Executive Officer and President and
Curtis Sparrow as Secretary and Treasurer.

This Information Statement is being provided for information purposes and not in conjunction with a vote of our shareholders.

           YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.
               YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
As of April 2, 2004, the record date for determination of the shareholders entitled to receive this Information Statement, there were 12,337,156 shares of our common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders, and as of April 2, 2004, our common stock constituted the only class of securities entitled to vote.

The following tables set forth the ownership as of April 2, 2004 by:
Each shareholder known by us to own beneficially more than 5% of our common stock;
Each executive officer;
Each director or nominee to become a director; and
All directors and executive officers as a group.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS: (1)
--------------- ------------------------------------ ----------- ----------- -----------
                                                                 Nature of
Title of Class  Name & Address                                   Beneficial  Percent of
                Of Beneficial Owner                  Amount (2)  Ownership   Class (3)
--------------- ------------------------------------ ----------- ----------- -----------
Common          Nearshore Petroleum Corporation (4)  1,925,000     Direct      15.6%
                Suite 3175
                246 Stewart Green SW
                Calgary, Alberta T3H 3C8 Canada
--------------- ------------------------------------ ----------- ----------- -----------
Common          1089144 Alberta Ltd. (5)             1,925,000     Direct      15.6%
                11423-78 Avenue
                Edmonton, Alberta Canada
--------------- ------------------------------------ ----------- ----------- -----------
Common          Portwest Investment Ltd. (6)           650,000     Direct       5.3%
                Suite 712
                21 - 10405 Jasper Ave
                Edmonton, Alberta T5J 3S2 Canada
--------------- ------------------------------------ ----------- ----------- -----------
                TOTAL                                4,500,000                 36.5%
--------------- ------------------------------------ ----------- ----------- -----------
(1)This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table, we believe that each of the shareholders named in this table has or shared voting and investment power with respect to the shares indicated as beneficially owned. Except as otherwise noted
herein, we are not aware of any arrangements which may result in a change in our control.
(2) The security ownership tables in this Form 14F-1 reflect the two (2) shares for one (1) share forward stock split, which was effective on March 10, 2004.
(3) Based on 12,337,156 shares of our common stock outstanding.
(4) Our President, Steven Gawne, and his wife, Rebekah J. Gawne, collectively and indirectly, beneficially own 1,925,000 shares or 15.6% of our outstanding shares of common stock, as a result of their ownership of Nearshore Petroleum
Corporation which owns 1,925,000 shares. Nearshore Petroleum Corporation is a private corporation registered in Alberta, Canada, which is 50% owned and controlled by Steven Gawne and 50% owned and controlled by Steven Gawne's wife,
Rebekah J. Gawne.
(5) 1089144 Alberta Ltd. is a private corporation registered in Alberta, Canada, which is 50% owned by Cassandra D. Brown and 50% owned by Elissa A. Brown, both of whom are daughters of our Chief Operating Officer, John F. Brown. Cassandra
D. Brown is a director of 1089144 Alberta Ltd.; Elissa A. Brown is a director and officer of 1089144 Alberta Ltd.; and Diane Lynn McClaflin, wife of our Chief
Operating Officer, John F. Brown and mother of Cassandra D. Brown and Elissa A.
Brown, is an officer and director of 1089144 Alberta Ltd.
(6) Portwest Investment Ltd. is a private corporation registered in Alberta,
Canada, which is 100% owned and controlled by the Chairman of our Board of
Directors, Horst A. Schmid.

SECURITY OWNERSHIP OF MANAGEMENT: (1)
--------------- ------------------------------ ---------- ----------- ---------
Title of Class  Name, Address and Position     Amount (2) Nature of   Percent
                Of Management                             Beneficial  of Class
                                                          Ownership   (3)
--------------- ------------------------------ ---------- ----------- ---------
Common          Steven Gawne (4)               1,925,000  Indirect     15.6%
                Chief Executive Officer,
                President, Director
                Suite 3175
                246 Stewart Green SW
                Calgary, Alberta  T3H 3C8
                Canada
--------------- ------------------------------ ---------- ----------- ---------
Common          Curtis J. Sparrow, Chief               0  Not           0.0%
                Financial Officer, Secretary,             Applicable
                Treasurer, Director
                Suite 3175
                246 Stewart Green SW
                Calgary, Alberta  T3H 3C8
                Canada
--------------- ------------------------------ ---------- ----------- ---------
Common          Horst A. Schmid (5)              650,000  Indirect      5.3%
                Chairman of the Board of
                Directors
                Suite 712
                21 - 10405 Jasper Ave
                Edmonton, Alberta  T5J 3S2
                Canada
--------------- ------------------------------ ---------- ----------- ---------
Common          Leonard F. Bolger, Director            0  Not           0.0%
                Suite 3175                                Applicable
                246 Stewart Green SW,
                Calgary, Alberta  T3H 3C8
                Canada
--------------- ------------------------------ ---------- ----------- ---------
Common          John F. Brown (6)                      0  Not           0.0%
                Chief Operating Officer                   Applicable
                Suite 3175
                246 Stewart Green SW
                Calgary, Alberta  T3H 3C8
                Canada
--------------- ------------------------------ ---------- ----------- ---------
                OFFICERS AND DIRECTORS AS A    2,575,500               20.9%
                GROUP
--------------- ------------------------------ ---------- ----------- ---------
(1) This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table, we believe that each of the shareholders named in this table has or shared voting and investment power with respect to the shares indicated as beneficially owned. Except as otherwise noted
herein, we are not aware of any arrangements which may result in a change in our control.
(2) The security ownership tables in this Form 14F-1 reflect the two (2) shares for one (1) share forward stock split, which was effective on March 10, 2004.
(3) Based on 12,337,156 shares of our common stock outstanding.
(4) Our President, Steven Gawne, and his wife, Rebekah J. Gawne, collectively and indirectly, beneficially own 1,925,000 shares or 15.6% of our outstanding shares of common stock, as a result of their ownership of Nearshore Petroleum
Corporation which owns 1,925,000 shares. Nearshore Petroleum Corporation is a private corporation registered in Alberta, Canada, which is 50% owned and controlled by Steven Gawne and 50% owned and controlled by Steven Gawne's wife,
Rebekah J. Gawne. Steven Gawne and Rebekah J. Gawne may be deemed the beneficial owners of the shares of our stock owned by Nearshore Petroleum Corporation.
(5) Portwest Investment Ltd. is a private corporation registered in Alberta,
Canada, which is 100% owned and controlled by Horst A. Schmid, our Chairman of the Board of Directors
(6) 1089144 Alberta Ltd. is a private corporation registered in Alberta, Canada, which is 50% owned by Cassandra D. Brown and 50% owned by Elissa A. Brown, both of whom are daughters of our Chief Operating Officer, John F. Brown. Cassandra
D. Brown is a director of 1089144 Alberta Ltd.; Elissa A. Brown is a director and officer of 1089144 Alberta Ltd.; and Diane Lynn McClaflin, wife of our Chief
Operating Officer, John F. Brown and mother of Cassandra D. Brown and Elissa A.
Brown, is an officer and director of 1089144 Alberta Ltd. Elissa A. Brown and
Cassandra D. Brown may be deemed the beneficial owners of the shares of our stock owned by 1089144 Alberta Ltd.

CHANGES IN VOTING CONTROL OF OUR COMMON STOCK AND OUR BOARD OF DIRECTORS.
On February 6, 2004, our sole officer and director and majority shareholder,
David Roff, sold: (a) 1,925,000 shares of our common stock to Nearshore
Petroleum Corporation, a private corporation registered in Alberta, Canada, which is owned and controlled by Steven Gawne and his wife, Rebekah Joy Gawne, in exchange for an aggregate of $481.25 or $0.00025 per share; and (b) 1,925,000 shares of our common stock to 1089144 Alberta Ltd., a private corporation registered in Alberta, Canada, which is 50% owned by Cassandra Doreen Brown and
50% owned by Elissa Alexandra Brown, both of whom are the daughters of our Chief
Operating Officer, John F. Brown, in exchange for an aggregate of $481.25 or
$0.00025 per share. After David Roff's sales to Nearshore Petroleum Corporation and 1089144 Alberta Ltd., he holds 150,000 shares of our common stock. As a result of these transactions, a change of the voting control of our common stock occurred. Steven Gawne, our President, through his control of Nearshore
Petroleum Corporation, now controls 15.6% of our voting shares. In connection with these transactions, David Roff resigned as our sole officer and director;
as a result of Mr. Roff's resignation and in accordance with the September 10,
2003 Order and Plan of Reorganization issued by the U.S. Bankruptcy Court in and for the Eastern District of New York, In re: Allied Devices Corporation et. al.,
(Chapter 11, Case No. 03-80962-511), Champion Equities, a Utah limited liability company controlled by Radd Berrett, an individual, appointed Steven Gawne,
Curtis Sparrow, Dr. Horst A. Schmid and Len Bolger to our Board of Directors. As
a result, a change in our Board of Directors also occurred. Our new Board of
Directors appointed Steven Gawne as Chief Executive Officer and President and
Curtis Sparrow as Secretary and Treasurer.

LEGAL PROCEEDINGS OF DIRECTORS AND EXECUTIVE OFFICERS.
We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of ours, or any affiliate of any such director, officer, affiliate of ours, or security holder, is a party adverse to us or which has a material interest adverse to us.

DIRECTORS AND EXECUTIVE OFFICERS.
The following table sets forth the names and ages of our Directors and Officers, and the principal offices and positions with us held by such persons. Such persons became our Directors and Officers on February 9, 2004. Our Executive
Officers are elected annually by our Board of Directors. Our Directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of
Directors. There are no family relationships among any of the Directors and
Officers.

Name                     Age     Position                    Term of Office
---------------------------------------------------------------------------
Horst A. Schmid          70      Chairman of the                1 Year
                                 Board of Directors
Steven Gawne             55      Chief Executive                1 Year
                                 Officer, President,
                                 Director
Curtis James Sparrow     47      Chief Financial Officer,       1 Year
                                 Secretary, Treasurer,
                                 Director
Leonard F. Bolger        73      Director                       1 Year
John F. Brown            50      Chief Operating Officer        1 Year

EXPERIENCE FOR THE PAST 5 YEARS
Steven Paul Gawne, 55, has been our President, Chief Executive Officer and a
Director since February 6, 2004. Since March 1998, Mr. Gawne has been the
President and Director of Nearshore Petroleum Corporation, a private corporation registered in Alberta, Canada that conducts an oil and gas exploration business.
From March 2001 to present, Mr. Gawne has been the President of Priority
Exploration Ltd., a private corporation registered in Alberta, Canada that conducts an oil and gas exploration business. From September 1998 to January
2000, Mr. Gawne was a Director and Vice President of Exploration of ENN
Hydrocarbons, Ltd., a private corporation registered in Alberta, Canada that conducts oil and gas exploration business in Alberta, Canada. Mr. Gawne attends the University of Waterloo located in Waterloo, Ontario and majors in Geology.

Horst A. Schmid, 70, has been the Chairman of our Board of Directors since
February 9, 2004. From April 1996 to present, Mr. Schmid has been the President and Chief Executive Officer of Flying Eagle Resources Ltd., an export firm, located in Edmonton, Alberta, Canada. From 1971 to March 1996, Mr. Schmid held the following positions with the Government of Alberta: Minister of Culture and
Youth and Recreation; Minister of Government Services; Minister of State for
Economic Development; Minister of International Trade; and Commissioner General
for Trade and Tourism. Mr. Schmid received an Honorary Law Degree from the
University of Alberta in 1988 and attended the University of Toronto from 1958 to 1960.

Leonard F. Bolger, 73, has been one of our Directors since February 6, 2004.
From January 2000 to present, Mr. Bolger has been the Co-Chairman of Alberta
Energy Research Institute, a Government of Alberta research institute reporting to the Alberta Science & Research Authority Management Board which in turn is a direct report to the Honorable Victor Doerksen, MLA, Minister of Alberta
Innovation and Science. From March 1990 to present, Mr. Bolger has been the
Chairman of the Board of Advatech Canada International, Inc., a private housing export and construction firm located in Calgary, Canada. Prior to 1990, Mr.
Bolger had 31 years of oil and gas related experience, Mr. Bolger received a
Bachelors Degree in Engineering from the University of Toronto in May 1954.

Curtis James Sparrow, 47, has been one of our Directors since February 6, 2004.
Since May 1994, Mr. Sparrow has been a self employed management consultant of
Edmonton International Airport Hotel, Ltd., a private corporation registered in
Alberta, Canada, which is solely owned by Mr. Sparrow. Mr. Sparrow received his
Bachelor of Science in Engineering Degree and Masters Degree in Business
Administration from the University of Alberta in May 1978 and May 1992, respectively.

Significant Employee
John F. Brown has been our Chief Operating Officer and Vice President since
February 9, 2004. Since January 2000, Mr. Brown has been an independent consultant to various heavy oil producers in Alberta, including KOCH Exploration
Canada Ltd., Numac Oil & Gas Ltd., Devon Canada Ltd. and Blackrock Ventures Inc.
From February 1996 to January 2000, Mr. Brown was the President and Director of
Trophy Petroleum Corporation, a private corporation registered in Alberta,
Canada which conducts oil and gas related activities. In 1979, Mr. Brown received a Bachelor of Science Degree in Engineering from the University of
Alberta, Edmonton.

FAMILY RELATIONSHIPS
There are no family relationships among our officers, directors, promoters, or persons nominated for such positions.

COMMITTEES OF THE BOARD OF DIRECTORS
Leonard Bolger, our Director, is the Chairman of our Compensation Committee,
Chairman of our Audit Committee, and Chairman of our Corporate Governance
Committee.
Steven Gawne, our President, Chief Executive Officer and a Director, is a member of our Compensation Committee and of our Corporate Governance Committee, and
the Chairman and sole member of our Corporate Environmental Policy Committee.
Dr. Horst A. Schmid, Chairman of our Board of Directors, is a member of our
Compensation Committee and of our Corporate Governance Committee.
Curtis J. Sparrow, our Secretary, Treasure, Chief Financial Officer, and
Director, is a member of our Compensation Committee, our Audit Committee, and
our Corporate Governance Committee.

MEETINGS OF THE BOARD OF DIRCTORS
There were irregular meetings of our Board of Directors during the fiscal year ended December 31, 2003.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
On February 6, 2004, our sole officer and director and majority shareholder,
David Roff, sold 1,925,000 shares of our common stock to Nearshore Petroleum
Corporation, a private corporation registered in Alberta, Canada, which is owned and controlled by Steven Gawne and his wife, Rebekah Joy Gawne, in exchange for an aggregate of $481.25 or $0.00025 per share.

On February 6, 2004, our sole officer and director and majority shareholder,
David Roff, sold 1,925,000 shares of our common stock to 1089144 Alberta Ltd., a private corporation registered in Alberta, Canada, which is 50% owned by
Cassandra Doreen Brown and 50% owned by Elissa Alexandra Brown, both of whom are the daughters of our Chief Operating Officer, John F. Brown, in exchange for an aggregate of $481.25 or $0.00025 per share.

On February 6, 2004, we sold 650,000 shares of our common stock at $0.00625 per share, or an aggregate of $4062.00, to Portwest Investment Ltd, a private corporation registered in Alberta, Canada, which is 100% owned and controlled by our Chairman of the Board of Directors, Dr. Horst A. Schmid.

Other than the above transaction, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. We are not a subsidiary of any company.

COMPLIANCE WITH SECTION 16(A)
Compliance with Section 16(a) of the Securities Exchange Act of 1934 requires our Directors and Executive Officers and persons who own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and our other equity securities. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish us with copies of all
Section 16(a) forms they file. To our knowledge, all of our Officers, Directors or Shareholders have made any necessary filings under Section 16(a).

Compensation of Directors and Executive Officers
The following table sets forth the salary and bonus compensation paid during the fiscal years ended September 30, 2003, 2002, and 2001 to the Directors and
Executive Officers of the Company. No Executive Officer of the Company other than Mark Hopkinson, our former Chairman and Chief Executive Officer, received fiscal 2002 salary and bonus compensation which exceeded $100,000. Mr. Hopkinson deferred $40,145 in salary in fiscal 2002, which has been accrued. In fiscal
2002, the Company's non-employee Directors received options to purchase the
Company's stock in lieu of the monetary portion of consideration for their services, 25,000 options per year for their services as such, and reimbursement for any expenses they may incur in connection with their services as Directors.

No executive officer currently receives any cash compensation or other benefits from the Company. Cash compensation amounts will be determined in the future based on the services to be rendered and time devoted to the affairs of the
Company and the availability of funds. Other elements of compensation, if any, will be determined at that time or at other times in the future.

We are not currently aware of any current compensation paid to our current officers and directors in excess of $60,000. We have not paid compensation to any of our officers or directors since their appointments in February of 2004.

COMPENSATION OF DIRECTORS AND OFFICERS
-------------------------------------------------------------------------------
                          "Summary Compensation Table"
-------------------------------------------------------------------------------
                                                                   Long Term
                                                                 Compensation
Name and Principal                               Other Annual   Awards-Options/
Position               Fiscal Year     Salary    Compensation        SAR's
--------------------   -----------   ---------   ------------   ---------------
Steven Gawne, Chief
Executive Officer,
President, Director        2004         $ 0            0               0
--------------------   -----------   ---------   ------------   ---------------
Curtis J. Sparrow,
Chief Financial
Officer, Director          2004         $ 0            0               0
--------------------   -----------   ---------   ------------   ---------------
Len Bolger, Director       2004         $ 0            0               0
--------------------   -----------   ---------   ------------   ---------------
John F. Brown, Chief
Operating Officer          2004         $ 0            0               0
--------------------   -----------   ---------   ------------   ---------------
Horst A. Schmid,
Chairman of the
Board of Directors         2004         $ 0            0               0
--------------------   -----------   ---------   ------------   ---------------
David Roff, Former
Chief Executive
Officer, Former
President, Former
Chief Financial
Officer                    2003         $ 0            0               0
--------------------   -----------   ---------   ------------   ---------------
Mark Hopkinson,
Former Chairman of
the Board, Former
Chief Executive
Officer                    2002      $ 121,516         0               0
                           2001      $ 160,741    $   25,000           0
--------------------   -----------   ---------   ------------   ---------------

---------------------------------------------------------------------------
                     "Option/SAR Grants in Last Fiscal Year"
---------------------------------------------------------------------------
                           Number of   % of Total
                          Securities     Options
                          Underlying   Granted to   Exercise or
                            Options   Employees in  Base Price   Expiration
Name                        Granted    Fiscal Year    ($/Sh)        Date
------------------------  ----------  ------------  -----------  ----------
Steven Gawne, Chief
Executive Officer,
President, Director            0            0%          N/A          N/A
------------------------  ----------  ------------  -----------  ----------
Curtis J. Sparrow, Chief
Financial Officer,
Director                       0            0%          N/A          N/A
------------------------  ----------  ------------  -----------  ----------
Len Bolger, Director           0            0%          N/A          N/A
------------------------  ----------  ------------  -----------  ----------
John F. Brown, Chief
Operating Officer              0            0%          N/A          N/A
------------------------  ----------  ------------  -----------  ----------
Horst A. Schmid,
Chairman of the Board of
Directors                      0            0%          N/A          N/A
------------------------  ----------  ------------  -----------  ----------
David Roff, Former Chief
Executive Officer,
Former President, Former
Chief Financial Officer        0            0%          N/A          N/A
------------------------  ----------  ------------  -----------  ----------
Mark Hopkinson, Former
Chairman of the Board,
Former Chief Executive
Officer                        0            0%          N/A          N/A
------------------------  ----------  ------------  -----------  ----------

No options were granted to the executive officers of the Company during fiscal year 2003. No options have been granted to the current executive officers of the Company.

SIGNATURES:
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has caused this Notice to be signed on its behalf by the undersigned, thereto authorized.

Dated: May 5, 2004

DEEP WELL OIL & GAS, INC.

/s/ Steven Gawne
Steven Gawne, President, Chief Executive Officer, and Director